F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing Secures Cdn $8.3 Million Investment
from the Government of Canada

Burnaby, B.C., Canada – March 16, 2004 – Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of high performance solutions for wireless signal processing, today announced that it has secured a Cdn$8.3 million (US$6.3 million) research and development investment from the Government of Canada’s Technology Partnerships Canada (TPC) program.

Spectrum will use TPC’s investment to broaden its existing software reconfigurable processing platform portfolio. Spectrum’s software reconfigurable platforms enable software defined radios (SDRs). SDRs are software-reconfigurable, which means that they can change mode of operation and be upgraded via software without any hardware changes. This flexibility allows SDRs to be reprogrammed ‘on the fly’ to interoperate with other radios. Spectrum’s primary target markets for SDR are military communications, signals intelligence and radar and sonar.

“TPC’s investment is a key factor in enabling a smaller company like Spectrum to successfully compete in software reconfigurable technology,” said Pascal Spothelfer, Spectrum’s President and CEO. “Over the past four years, we have developed a leadership position in software reconfigurable platforms. This investment will allow us to further evolve our product line to maintain our technology and market leadership.”

“Spectrum’s SDR research and development is at the forefront of efforts to improve Canadian and worldwide military communications interoperability,” stated Dr. Malcolm Vant, Director General, Defence R&D Canada - Ottawa. “DRDC is currently using Spectrum’s technology to support research in reconfigurable satellite communication terminals and next generation electronic warfare platforms.”

Spectrum’s current software reconfigurable processing platform, the SDR-3000, has been adopted as one of the platforms used by the Joint Tactical Radio System (JTRS) Technology Laboratory in the United States to support the test and acceptance of program deliverables for advanced military radio communications. The JTRS is a United States Department of Defense initiative designed to provide a flexible new approach to meet diverse warfighter communications needs through software programmable radio technology.

SDR is the term adopted by the international SDR Forum to describe a radio that provides software control of a variety of modulation techniques and waveform requirements, of current and evolving standards, over a broad frequency range. This technology uses a common hardware platform to accommodate different communications standards and technologies, via software modules and firmware. Spectrum is a member of the SDR Forum.

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About Technology Partnerships Canada

Technology Partnerships Canada is a special operating agency of Industry Canada, with a mandate to provide funding support for strategic research and development, and demonstration projects that will produce economic, social and environmental benefits to Canadians.

About Defence Research and Development Canada

Defence Research and Development Canada (DRDC), an agency within the Department of National Defence, provides leading edge science and technology to the Canadian Forces. DRDC provides R&D leadership both nationally and internationally by providing the Canadian Forces with relevant and timely technologies, while at the same time offering attractive collaborative opportunities to other government departments, the private sector, academia and international allies. DRDC operates six research centres across Canada.

About the Joint Tactical Radio System

The Joint Tactical Radio System (JTRS) is a multi billion dollar US program that will provide a family of software programmable radios to ensure interoperability and portability across disparate radio networks. Joint tactical radios will be multi-mode and multi-band allowing one radio to communicate with all other radios. JTRS will carry information in real-time to the warfighter in the field, whether it be ground-based, shipborne, or airborne. Once implemented, JTRS will enable the information superiority necessary for efficient military engagements. Other countries worldwide have their own military SDR programs that are expected to interoperate with JTRS radios.

About Spectrum Signal Processing Inc.

Spectrum Signal Processing designs, develops and markets high performance wireless signal processing products for use in defense and commercial communications infrastructure applications. Spectrum’s optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Founded in 1987, Spectrum provides its customers with faster time to market and lower costs via flexible, reliable and high-performance solutions. Spectrum platforms are targeted for use in government intelligence, surveillance and communications systems, satellite hubs and cellular base stations. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

This news release contains forward-looking statements related to the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contacts:

Dan Simard Director, Strategic Programs Phone: 604-421-5422 Email: dan_simard@spectrumsignal.com	Brent Flichel Business Media and Investor Relations Phone: 604-421-5422 Email: brent_flichel@spectrumsignal.com

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